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Truth & Conviction

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*No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A person's indication of interest involves no obligation or commitment of any kind. The expressed interest amount is a combination of the amount expressed by Angel Guild members who approved the project and individuals who have expressed interest through this page.

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$855,378

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1,254 People*

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PREVIOUS ROUNDS: $6,043 RAISED 1,004 BACKERS

*No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A person's indication of interest involves no obligation or commitment of any kind. The expressed interest amount is a combination of the amount expressed by Angel Guild members who approved the project and individuals who have expressed interest through this page.

Watch The Highest Rated Concept Footage (Torch) in Angel Studios' History



Discover the Powerful Legacy of the Hübener Group, Three Teenagers Who Stood Up to Hitler



RUDI, HELMUTH, & KARL
LEAD A BRAVE RESISTANCE

THE STORY

Truth & Conviction is a 4-part limited series which will capture one of the most powerful stories to come out of WWII. Driven by the Nazi arrest of his Jewish friend, a 16-year-old boy named Helmuth Hübener is compelled to take a stand. Joined by his two best mates, Karl and Rudi, Helmuth leads a brave resistance that propels them all the way to the highest court in Nazi Germany.

WORLDWIDE APPEAL

Some of the most successful and well-known films are set in the WWII era. We believe *Truth & Conviction* will appeal to a worldwide audience as did *Schindler's List*, *Dunkirk*, *Saving Private Ryan*, and many others.

Truth & Conviction will be the first dramatic limited series about teenage resistance fighters in Nazi Germany.

THE LEGACY

Helmuth's efforts are a striking example of peaceful resistance in a time of violence and oppression - a teenager who was willing sacrifice his life for The Truth, setting a powerful example to all of us, both young and old, and bringing us to ask ourselves: "What would I have done? And what can I do now?"

> *"I've had the opportunity to read some phenomenal scripts in my 50 plus years in the business. And now, again, I have been blessed to have read a masterpiece.* **This story has moved me to a sense of pride, country, honor, duty, and tears.***"*
>
> GERALD R. MOLEN, ACADEMY AWARD WINNING PRODUCER OF SCHINDLER'S LIST

Invest in the Rising Generation

We feel that *Truth & Conviction* is uniquely positioned to appeal not only to Baby Boomers and Gen X, but to their children and grandchildren.

Today's youth are bombarded by social media influencers, but what they truly need are relatable role models. The *Truth & Conviction* limited series stands to inspire the rising generation by showcasing youth their age who stood up to one of history's most notorious tyrants.

Thankfully, our teens today don't have to take on Hitler, but they do face very real challenges where they need the courage to take a stand – perhaps to protect someone being bullied at school, or to speak up when others ridicule their faith and beliefs. Whatever their challenges, we know that with strong examples, these kids have unbounded potential to stand up for what's right.



> *"This is one of those stories that sticks with you and influences your life for the better, at least that is what it did for me. It isn't easy to stand up for what you believe in, in a world that stands against it. It's still hard for me to take that stand today. But, learning about Helmuth and how he gave his life to fight for the good, he has become someone I look up to daily as a source of courage and a role model."*
>
> MAYA, 18

The True Story of Helmuth Hübener

Based on the firsthand account of Karl-Heinz Schnibbe – the last surviving member of the Hübener Group and one of Helmuth's best friends – *Truth & Conviction* explores the complex bond between a brilliant young resistance fighter and the Gestapo agent intent on hunting him down. Each is convinced of the rightness of his cause, and each is forced to deal with the consequences of his beliefs.

Helmuth Hübener is a bright 16-year-old from Hamburg whose days are consumed in his adventures with his three best friends — Karl, Rudi, and Salomon. They are inseparable and intent on enjoying life, even in Nazi Germany.

Then Salomon is taken and thrust into a Jewish concentration camp. And as Helmuth stands in the ransacked chaos of his friend's empty apartment, he decides he *must* do something. He turns to the only weapon he knows: the written word. Overnight, hand-typed flyers on deep red parchment appear on the streets of Hamburg. "Hitler is a murderer. He is the guilty one."



It is the beginning. For the Gestapo, it is high treason.

To Officer Müssener, the typewriter is more dangerous than the pistol. He becomes obsessed with hunting down the culprits. But as he intensifies his pursuit, even more flyers appear. Helmuth has recruited his friends, Karl and Rudi. Nearly every night, the three teens post flyers throughout Hamburg. For Helmuth, each flyer is a strike against Hitler.

For Müssener, each flyer is evidence. But as he pursues the treasonous criminal among the ranks of college professors and seasoned intellectuals, he is forced to deal with the words hammered onto each flyer — words he comes to realize as the truth.

Nearly a year later, he finally apprehends the perpetrators and is stunned to discover that it was all carried out by three teenage boys. The prisoners are dragged before Hitler's highest court, the Blood Tribunal. Face to face with these Hitler-appointed judges, Helmuth makes his final stand and in doing so, seals his own fate.

The three young men are convicted of high treason. Karl and Rudi are sentenced to years in a Nazi prison camp. Helmuth would become the youngest resistance fighter in Nazi Germany to be sentenced to death for his convictions.

He was seventeen.



What Will the Show Be Like?

In the vein of films like *The Pianist* and *Hacksaw Ridge*, this limited series will explore the human struggle for freedom and will confirm the impact of one courageous voice. At the same time, it will capture the adventure and camaraderie of teenagers inspired to stand up for what is right, come what may. Think *Schindler's List* meets *Dead Poets Society*.

In 2001, Karl-Heinz Schnibbe shared with us his story of taking a stand against Hitler and it changed our lives. It brought us to tears, but it also made us smile. Most of all it inspired us to want to be better, to be more courageous, to be more honest.



Helmuth, Karl, and Rudi were raised singing the old Christian hymn, "Do What Is Right, Let the Consequence Follow". And that is exactly what they did, even though the consequence in their case meant prison camps and death. This maxim to do what is right and let the consequence follow is the central theme of *Truth & Conviction*. This story reminds us that truth is paramount, that liberty is fragile, and that taking a stand for what is right is as important today as it has ever been.

Our goal is to create a limited series that will bring these same emotions and feelings to a worldwide audience. People everywhere feel a strong connection to stories of men and women overcoming the very human instinct of survival in order to stand up for what is right.

> " THIS IS DEFINITELY A POTENTIAL
> 'PRESTIGE PIECE' THAT WOULD ATTRACT CRITICAL
> [AND SUBSEQUENTLY] COMMERCIAL ACCLAIM."
>
> New Line Cinema
> Studio that brought you
> The Lord of the Rings trilogy

*Success in other projects does not guarantee success of Truth & Conviction. Revenue does not guarantee profits. There can be no assurance that the projected results will be obtained, and actual results may vary significantly from the projections. The opinion of one or more individuals regarding the relative strengths of Truth & Conviction may not and do not reflect the opinions of other individuals, nor should any such statements by any individuals be construed to reflect any guarantee or other assurance of either critical or commercial acclaim or other success.

Angel Studios Model

Angel Studios is the distributor of the phenomenal series *The Chosen*. In 2021 alone, *The Chosen* earned more than $80 million in revenue*, which is extraordinary for a faith series, and even more incredible when one considers the groundbreaking "pay-it-forward" model they've pioneered. Angel Studios has helped creators raise over $30 million to create shows that amplify light. They've done this by providing marketing support and consulting services to help creators raise money from investors.



Right now, we are gauging interest to see if the crowd wants to back this project. If we gain enough interest, we plan to go to the crowd to raise funds for this production. However, this wouldn't be a typical crowdfunding where you get a company t-shirt with your equity, it would be a chance to be a part of something meaningful, and share in any profits of the project as well. If the show is profitable, our investors will share in those profits*. By expressing interest, you are helping us determine if we will allow the crowd to invest in Truth & Conviction, and reserving your space if we do!

*There is no guarantee of any return. The success of other projects does not guarantee the success of this project. Revenue generated by Angel Studios does not indicate profits earned by The Chosen, LLC or its investors.

VIDEOS

In Germany Part 1: 80 Years in Remembrance of Helmuth Hübener



In Germany Part 2: The Legacy of Helmuth Hübener



In Germany Part 3: The Places of Helmuth Hübener




TRUTH & CONVICTION
12:19

The 20-Year Journey to Create Truth & Conviction


ANGEL
STUDIOS
TRUTH & CONVICTION
THE 20 YEAR JOURNEY
TO CREATE TRUTH & CONVICTION
06:26

TEAM



Matt Whitaker

Producer/Director/Screenwriter

For over 25 years, Matt Whitaker has been writing and directing for film and television. A specialist in the WWII genre, his numerous produced screenplays include the critically acclaimed war films *Saints and Soldiers* and *Instrument of War*.

He has creative-produced or directed over 100 commercials and short films shot in more than 30 countries around the world. His directing credits also include multiple award-winning documentaries for PBS including *Ancestors* and *Small Fortunes: Microcredit and the Future of Poverty* featuring Nobel Peace Prize Winner, Muhammad Yunus and Academy Award winning actress, Linda Hunt.

In 2002, Matt and a film crew traveled to Germany with the last surviving member of a teenage resistance group. This powerful experience led to the PBS documentary *Truth & Conviction: The Helmuth Hübener Story*, which has prepared the way for the dramatic limited series *Truth & Conviction* with Angel Studios.



Russ Kendall

Producer/Partner – Kaleidoscope Pictures

Russ Kendall is an Emmy® Award winning producer and director. He has helmed film and television productions shot in thirty-five countries on six continents. His work includes *Winter Thaw* - which *The New York Times* dubbed, "The best serious holiday film of the year" -- and *Man in the Camo Jacket*, which *Billboard* magazine praised as an "inspiring film." He produced the stirring WWII feature, *Instrument of War*, on location in Lithuania and executive produced the 2023 Sundance Film Festival "Best of Fest" winner, *Aliens Abducted My Parents and Now I Feel Kinda Left Out*.

With a knack for music entertainment, Russ has produced and directed three multi-season television series; GRACE NOTES, which features the most influential artists in Contemporary Christian and Gospel music, the Emmy® winning *The Song That Changed My Life*, and *Christmas Under the Stars*, a live concert series with artists including John Legend, Lauren Daigle, Train, Pentatonix and Amy Grant.

Russ is Head of Film & Television Production at Kaleidoscope Pictures and a member of The Producers Guild of American and The Academy of Television Arts & Sciences.



John Foss

Producer – Kaleidoscope Pictures

John Foss is a director, producer, and writer whose work covers a range of feature films, television and short films. He recently wrote and directed the Indie sports drama, *Strong Enough* (2022). Previously he wrote and directed *The Christ Child* - an astounding new perspective of the classic nativity story in Aramaic which garnered four Gold ADDYS. Foss line produced the upcoming Netflix holiday comedy *The Best Christmas Ever* (2023), the indie drama *The Integrity of Joseph Chambers* (2022) and production supervised *The Card Counter* executive produced by Martin Scorsese (2021). His films and scripts have garnered attention from a number of festivals including Cannes, Sundance, Venice, Tribeca, Austin, Heartland, Indianapolis, Vancouver, and the Nicholl Fellowship.

He received his MFA in film from the renowned graduate film division at Columbia University in New York City. Foss is a member of The Producers Guild of America

and The Academy of Television Arts & Sciences.



Karl-Heinz Schnibbe

Historical Consultant/Resistance Fighter

Karl-Heinz Schnibbe (1924 – 2010) was the last surviving member of the Hübener Resistance Group. In 1941, he joined his best friend, Helmuth Hübener, in distributing anti-Hitler leaflets throughout Hamburg.

In 2002, he returned to Germany, accompanied by the *Truth & Conviction* documentary film crew. Karl would enter some of the exact cells where he and Helmuth had been held 60 years earlier.

Through more than 100 hours of interviews, Karl's vivid memories of standing up to Hitler and the Nazi regime, and his unique outlook on the price of freedom, bring a powerful perspective and reality to the production of the *Truth & Conviction* limited series.



Gary Tuck

Producer at Baltic Film Services

Over the course of a 40-year career in the motion picture and television industry, Gary Tuck has worked as a producer, line producer, and completion bond representative. He is a British/American dual national and a member of The Production Guild of Great Britain.

Gary leads Baltic Film Services which is known for producing top-tier entertainment and is the leading international partner in the Baltics. This production company is positioned to work with foreign partners at a high level of efficiency.

Some of Gary's credits include HBO's *Chernobyl,* the BBC's *War & Peace,* the WWII drama *Defiance* starring Daniel Craig and Liev Schrieber, and season four of *Stranger Things. Truth & Conviction* will be the third project that Gary has worked on with Kaleidoscope Pictures.

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